SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of,	December	2005
Commission File Number	000-51034
ACE Aviation Holdings Inc.
(Translation of registrant’s name into English)
5100 de Maisonneuve Boulevard West, Montreal, Québec, Canada, H4A 3T2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	Report on Shareholder Voting Results dated December 7, 2005

DOCUMENT 1

ACE AVIATION HOLDINGS INC.

December 7, 2005

VIA SEDAR

TO:	The securities regulatory authorities of each of the provinces of Canada
RE:	ACE Aviation Holdings Inc.

Report on Voting Results pursuant to Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations ("NI 51-102")

Following the annual and special meeting of shareholders of ACE Aviation Holdings Inc. (the "Corporation") held on November 10, 2005 (the "Meeting"), in accordance with Section 11.3 of NI 51-102, we hereby advise you of the following voting results obtained at the Meeting:

Item Voted Upon	Voting Result
1. Election of Directors

•     The eleven (11) nominees for directors that were proposed by management of the Corporation, being Bernard Attali, Robert E. Brown, Carlton D. Donaway, Michael Green, W. Brett Ingersoll, Pierre Marc Johnson, Richard H. McCoy, John T. McLennan, Robert A. Milton, David I. Richardson and Marvin Yontef, were elected by a majority of shareholders pursuant to a vote conducted by ballot.

•     95.6% of the votes were cast in favour of all nominees and 4.4% withheld from voting.

2. Appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as the Corporation's auditors

•     PricewaterhouseCoopers LLP, Chartered Accountants, were appointed as the Corporation's auditors by a majority of shareholders pursuant to a vote conducted by ballot.

•     99.5% of the votes were cast in favour of PricewaterhouseCoopers LLP and 0.5% withheld from voting.

3. Stated Capital Reduction

•     A special resolution, attached as Schedule A to the Management Proxy Circular, authorizing the directors to effect a reduction in the stated capital of the Class A variable voting shares, Class B voting shares and preferred shares of the Corporation was approved by a special majority of shareholders pursuant to a vote conducted by ballot.

•     99.7% of the votes were cast in favour of the adoption of the special resolution and 0.3% of the votes were cast against.

Item Voted Upon	Voting Result
4. Amendment to Stock Option Plan

•     An ordinary resolution, attached as Schedule B to the Management Proxy Circular, increasing the aggregate number of Class A variable voting shares and/or Class B voting shares that are available for issuance under the Corporation's stock option plan from 5,052,545 shares to 6,078,882 shares was approved by a majority of shareholders pursuant to a vote conducted by ballot.

•     90.4% of the votes were cast in favour of the adoption of the ordinary resolution and 9.6% of the votes were cast against.

Trusting the above is to your satisfaction, we remain,

Yours truly,

ACE AVIATION HOLDINGS INC.

/s/ Sydney John Isaacs

Sydney John Isaacs

Senior Vice President, Corporate

Development and Chief Legal Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ACE Aviation Holdings Inc.
(Registrant)

Date:	December 7, 2005	By:	/s/ Sydney John Isaacs
Name: Sydney John Isaacs Title: Senior Vice President, Corporate Development and Chief Legal Officer